UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The ODP Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88337F105
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) Copy to: Eleazer Klein Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2376

January 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 88337F105

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 5,000,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 5,000,000
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%

(14)	TYPE OF REPORTING PERSON: IA, OO (Delaware limited liability company)

 __________________

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of The ODP Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6600 North Military Trail, Boca Raton, Florida 33487.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to §240.13d-1(e) by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager” or the “Reporting Person”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by the Fund. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

All investment and voting decisions for the Fund have been delegated to the Manager.  In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. The Manager does not directly own any shares of Common Stock.  Parag Vora (the “Principal”) is the Manager of the Reporting Person.

The filing of this statement should not be construed as an admission that the Reporting Person or any of the forgoing persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

(b)  The business office address of the Manager and the Principal is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c) The principal business of the Manager and the Principal is to provide investment advisory services to the Fund.

(d) During the last five years, neither the Reporting Person nor the Principal has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, neither the Reporting Person nor the Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is organized under the laws of the state of Delaware. The Principal is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The 5,000,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired in the ordinary course of business with working capital of the Fund set aside for the general purpose of investing at an aggregate purchase price of $104,982,500.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes in the ordinary course of business and the Fund presently holds approximately 9.5% of the Issuer’s Common Stock.

On January 25, 2021, the Issuer entered into a Cooperation Agreement (the “Agreement”) with the Reporting Person.

Pursuant to the Agreement, the Board of Directors of the Issuer (the “Board”) increased the size of the Board to ten directors and appointed Marcus B. Dunlop (the “HG Vora Designee”) to the Board to fill the resulting vacancy effective as of January 26, 2021 with a term expiring at the 2021 annual meeting of shareholders of the Company (the “2021 Annual Meeting”).

Additionally, except in the event the Reporting Person (together with any affiliates of the Reporting Person) ceases to own at least 5% of the Issuer’s then outstanding shares of Common Stock (the “Company Ownership Level Minimum”) or the Reporting Person has materially breached the Agreement and failed to cure such breach within 5 business days of notice thereof, the Board has agreed to nominate the HG Vora Designee for election as one of the directors of the Issuer at the 2021 Annual Meeting (as one of a total of not more than 10 candidates for election to the Board at the 2021 Annual Meeting) and not to increase the size of the Board to more than 10 directors prior to, from and after the opening of the polls at the 2021 Annual Meeting.

During the term of the Agreement, so long as the Reporting Person (together with any affiliates of the Reporting Person) does not cease to satisfy the Company Ownership Level Minimum, the Reporting Person has not materially breached the Agreement and failed to cure such breach within 5 business days of notice thereof, and the HG Vora Designee is a member of the Board, the Board may not form a Transaction Committee, Executive Committee or any other committee with functions similar to those customarily granted to a Transaction Committee or Executive Committee without offering to the HG Vora Designee the opportunity to be a member of such committee, and any consideration of mergers, acquisitions or dispositions of material assets, or other extraordinary transactions must take place only at the full Board level or in committees of which the HG Vora Designee is a member.

In the event the HG Vora Designee (or any replacement director appointed in accordance with the provisions of the Agreement) is unable to serve, resigns or is removed as a director during the term of the Agreement, the Reporting Person has the ability to recommend a replacement director who is a “Partner” or more senior member of the Reporting Person and meets the conditions set forth in the Agreement (a “Replacement Director”), so long as the Reporting Person (together with any affiliates of the Reporting Person) satisfies the Company Ownership Level Minimum and the Reporting Person has not materially breached the Agreement and failed to cure such breach within 5 business days of notice thereof.

The Agreement provides that the HG Vora Designee must offer to resign from the Board on December 31, 2021 or, if earlier, if (a) the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (b) the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement or (c) the Reporting Person submits a notice of director nominations in connection with the 2022 annual meeting of shareholders of the Issuer (the “2022 Annual Meeting”). Prior to his appointment to the Board, Mr. Dunlop executed an irrevocable resignation effective upon the earliest of (i) such time as the Reporting Person (together with any affiliates of Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (ii) such time as Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement, (iii) such time as Reporting Person submits a notice of director nominations in connection with the 2022 Annual Meeting and (iv) December 31, 2021.

The Agreement terminates on the earlier of (i) the date that is 14 days prior to the first date on which shareholders are permitted under the Issuer’s bylaws to submit director nominations for the 2022 Annual Meeting and (ii) December 31, 2021, but, if the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, the Agreement will immediately terminate.

During the term of the Agreement, the Reporting Person agrees to vote all of its shares of the Issuer’s common stock in favor of recommendations of the Board with respect to (i) each appointment, election of directors and any removal of directors, (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm, (iii) the Issuer’s “say on pay” proposal, (iv) the Issuer’s Long-Term Incentive Plan and (v) any other Issuer proposal or shareholder proposal (except any proposals to amend, adopt or extend any shareholder rights agreement) (“Other Proposals”) unless, solely with respect to any Other Proposal, both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend against the Board’s recommendation with respect to such Other Proposal, in which case the Reporting Person will be permitted to vote in accordance with the ISS or Glass Lewis recommendation. In addition, the Reporting Person agrees, subject to certain exceptions, to comply with certain customary standstill provisions, including, among other things, that the Reporting Person will not, and will cause its affiliates, associates and representatives acting on behalf or at the best of the Reporting Person, its affiliates or associates not to:

•       make, participate in or encourage any solicitation of proxies or consents;

•       own in excess of 9.9% of then-outstanding shares of the Issuer’s Common Stock;

•       engage in a sale of the securities of the Issuer that would result in a third party owning or controlling more than 5% of the then outstanding shares of the Issuer’s Common Stock, subject to certain exceptions;

•       effect, propose, participate in or facilitate any tender or exchange offer, merger, sale or acquisition of material assets or other extraordinary transaction involving the Issuer or any of its subsidiaries, subject to certain exceptions (provided that the Reporting Person may tender shares into any tender or exchange offer, subject to certain exceptions);

•       seek representation on the Board, seek or encourage the removal of any member of the Board, except as set forth in the Agreement, or seek or request the extension of any deadline for director nominations;

•       make or take any action in support of any proposal or request aimed at changing or influencing the Board, management, business strategy, policies or corporate governance of the Issuer;

•       take any actions which could cause the Issuer to make a public announcement regarding any of the foregoing, or publicly seek or request permission to do any of the foregoing; or

•       make any public communication in opposition to any merger, acquisition, amalgamation, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination or any financing transaction, in each case involving the Issuer or any of its affiliates and approved by the Board.

The standstill provisions in the Agreement do not prevent the Reporting Person from communicating privately with the Board.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on January 26, 2021.

Subject in all cases and respects to the Agreement, the Reporting Person may consider, explore and/or develop plans and/or make private proposals (whether preliminary or firm) which are not expected to be made public by the either the Issuer or the Reporting person with respect to, among other things, the matters set forth in the previous paragraphs and potential changes in the Issuer’s operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Person intends to communicate privately with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders regarding the Issuer subject in all cases and respects to the Agreement. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4.

Subject in all cases and respects to the Agreement, the Reporting Person will continue to evaluate its investment in the Issuer’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, at times and in such manner as it deems advisable. Any such transactions, if they occur at all, may take place at any time and without prior notice. As part of its evaluation, the Reporting Person will continue to monitor and assess the matters set forth above, the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.

Except for the foregoing, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 5,000,000 shares of common stock, which represents 9.5% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 52,674,589 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased /(Sold)	Avg. Price of Shares Purchased or Sold
12/17/20	50,000	$28.08
12/21/20	50,000	$28.38

(d) No person other than the Reporting Person and the Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Item 4, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Cooperation Agreement by and among The ODP Corporation and HG Vora Capital Management, LLC, dated January 25, 2021, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on January 26, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2021

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager